Exhibit 4.07
AMENDMENT 2021-2
TO THE
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

    THIS AMENDMENT 2021-2 to the Eastman Investment and Employee Stock Ownership Plan, as amended and restated effective January 1, 2019, is adopted by the Benefit Plans Committee (the “Committee”) of Eastman Chemical Company (the “Company”) effective as of the date provided herein:

WITNESSETH:

    WHEREAS, the Company maintains the Eastman Investment and Employee Stock Ownership Plan, as amended and restated effective January 1, 2019 (the “Plan”); and

    WHEREAS, the Company wishes to further amend the Plan; and

    WHEREAS, the Committee is authorized to amend the Plan;

    NOW, THEREFORE, the Committee hereby further amends the Plan as follows:

1.

Effective as of the closing date (“Closing Date”) of the divestiture of the Company’s Tire Additives business to One RockCapital Partners, LLC (“OneRock”) (“Tire Divestiture”), “Flexsys America LP” shall be removed from Appendix A as a Sponsoring Employer.

2.

    Effective for the period beginning on the Closing Date and ending on December 31, 2021, “Flexsys America LLC” shall be included as a Sponsoring Employer in Appendix A.

3.

Effective as of the Closing Date of the Tire Divestiture, Appendix Q shall be amended by deleting the third sentence of the subsection entitled “Eastman Stock Freeze” in its entirety and replacing it with a new third sentence to read as follows:

“OneRock Participants may continue to elect to divest from Employer Securities and reinvest in any other investment Fund available under the Plan, but OneRock Participants shall be prohibited from newly-investing or reinvesting in Employer Securities on and after the Closing Date.”

4.

    Effective as of Closing Date of the Tire Divestiture, Appendix Q shall be further amended by adding three new subsections to the end thereof to read as follows:

“2021 Company Contributions. Notwithstanding any Plan provision to the contrary, the Company Contributions described in Article VII of the Plan, earned in 2021, and otherwise payable to OneRock Participants under the terms of the Plan, but not payable until 2022, shall be invested in the Plan’s default investment alternative upon deposit into the Plan.

Plan Trust to Plan Trust Transfer. The Trustee of the Plan shall transfer the assets of the Plan attributable to One Rock Participants in a series of two trust-to-trust transfers on or about January 11, 2022 and February 7, 2022 to the trustee of the Flexsys America LP 40(k) Plan, a defined contribution plan sponsored by One Rock Capital Partners, LLC, and the trustee of that plan will receive such assets.

Loans, Withdrawals, and Account Balance Freeze. Effective January 3, 2022, no new loans or withdrawals can be taken from the Plan by One Rock Participants. Effective January 10, 2022, all account balances of OneRock Participants in the Plan shall be frozen to all actions, including but not limited to, any new contributions (except to accept the 2021 Company Contributions described above), or changes in investments.”

In all respects not amended, the Plan is hereby ratified and confirmed.
* * * * * * *

To record the adoption of this Amendment 2021-2 as set forth above, Eastman Chemical Company has caused this document to be signed as of November ____, 2021.

                            Eastman Chemical Company

                            By:

                            Title: